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                          January 3, 2023

       Jeffrey Uttz
       Chief Financial Officer
       Kura Sushi USA, Inc.
       17461 Derian Avenue, Suite 200
       Irvine, California 92614

                                                        Re: Kura Sushi USA,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 28,
2022
                                                            File No. 333-269040

       Dear Jeffrey Uttz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Aaron A. Seamon